UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to
Commission File Number 1-11037

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
The Savings Program for Employees of Praxair Puerto Rico B.V. and
Its Participating Subsidiary Companies
P.O. Box 307
Gurabo, Puerto Rico 00778

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of
The Savings Program for Employees of Praxair Puerto Rico B.V. and
Its Participating Subsidiary Companies
Gurabo, Puerto Rico

We have audited the accompanying statements of net assets available for benefits of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Philadelphia, Pennsylvania
June 8, 2015

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Statements of Net Assets Available for Benefits
as of December 31, 2014 and 2013
______________________________________________________________________________________________________

	December 31,
	2014	2013
Assets:
Investments, at fair value (Notes 4 and 5):	$4,554,718	$5,547,923
Receivables:
Employer contributions	918	899
Participant contributions	2,051	2,050
Dividends and interest	1	15
Notes receivable from participants	440,574	442,453
	443,544	445,417
Net Assets Available for Benefits	$4,998,262	$5,993,340
The accompanying notes are an integral part of these financial statements.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2014
______________________________________________________________________________________________________

Additions to (Deductions from) Net Assets
Contributions:
Participants	$240,548
Employer	101,243
Total Contributions	341,791
Investment income:
Net appreciation in fair value of investments (Note 4)	42,582
Interest and dividends	131,054
Total net investment income	173,636
Interest on notes receivable from participants	39,117
Benefit payments to participants	(1,549,622)
Net Decrease In Net Assets Available for Benefits	(995,078)
Net Assets Available for Benefits
Beginning of year	5,993,340
End of year	$4,998,262
The accompanying notes are an integral part of these financial statements.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2014 and 2013

Note 1 - Inception of the Plan
The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Plan”) was established on March 1, 1995 by Praxair Puerto Rico B.V. (the “Company”).
Note 2 - Description of the Plan
The Plan is a tax-qualified retirement plan. The following is a general description of the Plan. Participants should refer to the Plan document, as amended by the Popular Master Defined Contribution Retirement Plan Profit Sharing Plan with Cash or Deferred Arrangement Plan Adoption Agreement effective October 1, 2012 for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan and is administered by the Administrative Committee of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Administrator”). The Trustee and recordkeeper of the Plan's assets is Banco Popular de Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.
Eligibility
An employee of the Company is eligible to participate in the Plan if he or she is a minimum of 18 years of age and has completed 90 days of service.
Contributions
Participant contributions to the Plan are made through payroll deductions. Plan participants generally may elect to contribute a percentage of their eligible compensation on either a before-tax and/or after-tax basis. Participants’ before-tax contributions are limited to an annual statutory amount, which amounted to $15,000 in 2014.
Participants who reach age 50 by the close of the Plan year are eligible to make catch-up contributions. Catch-up contributions are limited to $1,500 per Plan year (or such other limit as may be imposed through amendment to the Puerto Rico Internal Revenue Code for a New Puerto Rico, as amended (“2011 PR Code”). No matching contributions will be made with respect to such catch up contributions.
For participants employed by the Company prior to October 1, 2012, the Plan provides for a Company matching contribution equal to 70% of the first 2.5% of a participant’s eligible compensation contributed to the Plan and 40% of the next 5% of the participant’s eligible compensation contributed to the Plan. For participants hired on or after October 1, 2012, the Company will make a matching contribution equal to 100% of the first 5% of a participant's eligible compensation contributed to the Plan. Company matching contributions to the Plan are made in cash and are invested in accordance with each participant’s investment direction.
Participants’ Account Activity
Participant accounts are credited with participant and Company contributions and investment returns which are based upon each participant’s investment direction. Participant accounts are charged for withdrawals. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Employees are fully vested at all times in their own contributions, company matching contributions, and rollover contributions. In the event of termination of employment from the Company, Plan participants receive all amounts credited to their accounts.
Investment Options
Plan participants may direct the investment of their Plan accounts among various investment options offered by the Plan listed below:

•	Mutual funds

•	Cash equivalents

•	Money market funds

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2014 and 2013

•	Praxair, Inc. common stock
Participants may change the investment election of their contributions and existing balances on a daily basis.
Withdrawals and Distributions
Plan participants may generally withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan's provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required to begin no later than April 1 of the year following the year in which a participant attains age 70 1/2 or retires from service with the Company, whichever is later. Actively employed participants may begin receiving distributions of pre-tax contributions at 59 1/2.
Notes Receivable from Participants (Participant Loans)
The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Participants are permitted to have only one loan outstanding at any time. Certain other restrictions apply, as defined in the Plan.
Loans are repaid during fixed terms not to exceed five years (ten years if used to purchase a primary residence). Principal and interest are paid ratably, generally through payroll deductions. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate since Plan inception of 9%. A loan application fee of $125 is charged to the participant’s account for each new loan.
Loans to participants are carried at unpaid principal balance plus accrued but unpaid interest. No allowances for credit losses have been recorded as of December 31, 2014 and 2013. Delinquent participant loans are recorded as a distribution in accordance with the terms of the Plan and applicable law.
Rollovers
Rollovers represent transfers of account balances of certain participants into certain investments of the Plan from other qualified plans or from individual retirement accounts. There were no rollovers for the year ended December 31, 2014.
Unclaimed Benefits and Forfeitures
The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at such time as the Administrator has made the determination. However, the forfeiture will be restored to the participant's account by the Administrator if such participant subsequently makes a valid claim for the benefit.

Note 3 - Summary of Significant Accounting Policies
Method of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.
Investment Valuation and Income Recognition
Plan investments are reported at fair value which is determined based upon quoted market prices or using observable market based inputs, other than quoted market prices, for similar investments. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2014 and 2013

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
Risks and Uncertainties
The Plan provides for various investment options that invest in any combination of stocks, bonds, and fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Recently Issued Accounting Standards to be Implemented

Fair Value Measurement - In May 2015, the Financial Accounting Standards Board ("FASB") issued updated guidance on the disclosure requirements for certain investments measured at fair value using the net asset value per share (or its equivalent) practical expedient as defined in ASC Topic 820. The new guidance removes the requirement to categorize such investments within the fair value hierarchy. This guidance will be effective for Praxair for the fiscal year ended December 31, 2015. Praxair does not expect this requirement to significantly change its current fair value disclosures.

Note 4 - Investments
Individual investments held by the Plan that exceed five percent or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013, respectively, are noted below:

	2014	2013
Praxair, Inc. Common Stock	$2,804,715	$3,470,761
Vanguard 500 Index Fund	461,385	419,759
American Funds Washington Mutual Investors Fund	429,778	422,651
PIMCO Total Return Fund Admin	359,806	402,067
Banco Popular Puerto Rico Time Deposit	*	323,477

*	Not applicable, investment amount is below five percent.

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended December 31, 2014
Praxair, Inc. common stock	$(23,045)
Mutual funds	65,627
$42,582

Note 5 - Fair Value Measurement
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels as follows:

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2014 and 2013

Level 1 – quoted prices in active markets for identical assets or liabilities
Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable
Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions) and significant to the fair value measurement
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following tables summarize investment assets measured at fair value at December 31, 2014 and 2013:

	Investment Assets at Fair Value at December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large-Cap	$967,148	$—	$—	$967,148
Small-Cap	34,730	—	—	34,730
Balanced	240,404	—	—	240,404
Fixed Income	360,490	—	—	360,490
International	10,949	—	—	10,949
Praxair, Inc. Common Stock	2,804,715	—	—	2,804,715
Cash Equivalents	136,282	—	—	136,282
Total	$4,554,718	$—	$—	$4,554,718

	Investment Assets at Fair Value at December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large-Cap	$910,976	$—	$—	$910,976
Small-Cap	52,963	—	—	52,963
Balanced	213,722	—	—	213,722
Fixed Income	434,596	—	—	434,596
International	12,847	—	—	12,847
Praxair, Inc. Common Stock	3,470,761	—	—	3,470,761
Cash Equivalents	452,058	—	—	452,058
Total	$5,547,923	$—	$—	$5,547,923
There are no plan liabilities required to be recorded at fair value at December 31, 2014 and 2013.
The following is a description of the valuation methodologies for the Plan assets measured at fair value. There have been no changes to the methodologies used at December 31, 2014 and 2013.
Mutual Funds – Large Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have large market capitalizations. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Mutual Funds – Small-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have small market capitalizations. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2014 and 2013

Mutual Funds – Balanced – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity and fixed income securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Mutual Funds – Fixed Income – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in fixed income securities within the domestic market. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Mutual Funds – International – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in international marketable equity securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Cash Equivalents – This class consists of short-term money market investments. Due to the short-term maturities of these investments, cash equivalents are valued at cost, which approximates fair value. Cash equivalents are classified as Level 1 within the fair value hierarchy.
Praxair, Inc. Common Stock – The Praxair, Inc. common stock class is valued at quoted closing market prices from a national securities exchange. The Praxair, Inc. common stock is classified as Level 1 within the valuation hierarchy.
Note 6 - Tax Status
The Plan qualifies under sections 1081.01 of 2011 PR Code and complies with all applicable requirements of both Title I of ERISA and the 2011 PR Code. The Plan is comprised of the Banco Popular Master Defined Contribution Retirement Plan and received a favorable determination letter from the Hacienda dated February 12, 2013. Prior to the letter dated February 12, 2013, the Plan received a letter dated July 21, 2010 from the Hacienda. The Plan administrator believes that in design and operation, the Plan continues to operate in compliance with applicable law.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.
Note 7 - Plan Expenses
Fees incurred by the Plan for investment management services are included in net appreciation in fair value of investments. Transfer taxes and other costs and expenses, if any, except administrative costs of the Company associated with the sale and transfer of Praxair common stock, are deducted from the sale proceeds or charged to the participant account (for purchases). For the year ended December 31, 2014, the Company paid all costs of Plan administration and expenses of collecting and distributing amounts from and to the participants. Amounts paid by the Company for Plan expenses during 2014 were insignificant.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2014 and 2013

Note 8 - Parties-in-Interest Transactions
Certain Plan investments are shares of mutual funds managed by Banco Popular de Puerto Rico. Banco Popular de Puerto Rico is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments include shares of common stock of Praxair, Inc., the Company’s parent company; therefore, these transactions qualify as party-in-interest transactions. Loans to participants also qualify as party-in-interest transactions.
Note 9 - Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan's provisions to terminate the Plan at its sole discretion. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries). Upon such termination, participants would remain 100% vested.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
EIN: 66-0605193, Plan Number: 001
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Praxair, Inc. Common Stock	Common Stock	**	$2,804,715
	Vanguard 500 Index Fund	Mutual Fund	**	461,385
	American Funds Washington Mutual Investors Fund	Mutual Fund	**	429,778
	PIMCO Total Return Fund Admin	Mutual Fund	**	359,806
	Federated Government Obligations	Money Market Fund	**	132,344
	T Rowe Price Retirement 2030 Fund	Mutual Fund	**	88,984
	Harbor Capital Appreciation Fund	Mutual Fund	**	75,985
	T Rowe Price Retirement 2040 Fund	Mutual Fund	**	41,802
	Loomis Sayles Small Cap Value Fund	Mutual Fund	**	34,730
	T Rowe Price Retirement 2045 Fund	Mutual Fund	**	32,707
	T Rowe Price Retirement 2035 Fund	Mutual Fund	**	29,451
	T Rowe Price Retirement 2050 Fund	Mutual Fund	**	21,124
	T Rowe Price Retirement 2020 Fund	Mutual Fund	**	20,284
	Harbor International Adm	Mutual Fund	**	10,949
	T Rowe Price Retirement 2015 Fund	Mutual Fund	**	6,052
*	Banco Popular Puerto Rico Time Deposit	Cash Equivalent	**	3,938
	Wells Fargo Advantage Government Sec Fund	Government Securities	**	684
	Total investments, at fair value			4,554,718
*	Notes receivable from participants	Interest rate of 9%, various maturities		440,574
	Total investments, at fair value and notes receivable from participants			$4,995,292

*	Party-in-interest as defined by ERISA

**	Cost information is not required for participant directed investments and, therefore, is not included

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Date: June 8, 2015	By:	/s/ Marcos Cuevas
Marcos Cuevas
Managing Director, Praxair Puerto
Rico, Inc. and member of the Administrative
Committee of The Savings Program for Employees
of Praxair Puerto Rico B.V. and Its Participating
Subsidiary Companies

(On behalf of the Plan)

Index to Exhibit

Exhibit No.	Description

23.01	Consent of Independent Registered Public Accounting Firm